FORM 51-101F3 –

REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of Austral Pacific Energy Ltd. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and
	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and
	(ii)	the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the evaluator;
(b)	met with the independent evaluator to determine whether any restrictions affected the ability of the independent evaluator to report without reservation;
(c)	reviewed the reserves data with management and the independent evaluator;
(b)	reviewed the Company’s procedures for assembling and reporting information associated with oil and gas activities and reviewed that information with management;
(c)

reviewed and approved the content and filing of Form 51-101F1, the filing of Form 51-101F2 and the content and filing of this Form 51-101F3, and all other disclosures of oil and gas information to which such Forms refer.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material

“David Newman”	David Newman	06/03/29
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

“Peter Hill”	Peter Hill	06/03/29
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

“Rick Webber”	Rick Webber	06/03/29
CEO’S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

“Bruce McGregor”	Bruce McGregor	06/03/29
CFO’S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)